ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION	1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

 Markley S. Roderick, Esquire
 Admitted in New Jersey & Pennsylvania
Direct Dial:  (856) 661-2265
Email:  mark.roderick@flastergreenberg.com

April 25, 2016

Sent by Email Only

Erin E. Martin
Special Counsel
Office of Financial Services
Securities and Exchange Commission
Washington, D.C. 20549
Email:  martine@sec.gov

Re:	American Homeowner Preservation 2015A+, LLC
Draft Offering Statement on Form 1-A
CIK 0001667307

Dear Ms. Martin:

This is in response to your letter of March 14, 2016, a copy of which is enclosed for your reference. Also enclosed is a blacklined version of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below. We are simultaneously filing through EDGAR, although not the blacklined documents.

Your Question #1

We note your response to comment 2 and reissue it in part. As you have no operating history and have not identified any loans that you will acquire, it does not appear that you have a reasonable basis to quantify any intended distribution or return of capital. It also does not appear that the return-of-capital provision in your Operating Agreement provides a reasonable basis for the disclosure. As such, please remove any suggestion that you will make distributions to Class A Interest holders in a specified amount. For instance, your disclosure on page 2 continues to suggest that you may make aggregate distributions in the targeted amount of the Class A Preferred Return. As an example, refer to the following statement: “Therefore, if you purchase a Class A Interest and we are successful, you will receive a 12% return on your investment and have all your money back within five years.” The accompanying cautionary statements are insufficient. Throughout your document, revise the disclosure concerning distributions to ensure that it does not go beyond the provisions of your Operating Agreement with regard to the priority of distributions, as there is no indication that you will earn enough profit to make any distributions at all.

Erin E. Martin
Securities and Exchange Commission
April 25, 2016

Our Response:

We have removed the sentence you objected to. As far as we can find, there is no other statement in the Offering Circular that goes beyond describing factually the provisions set forth in section 6 of the Operating Agreement (those dealing with distributions). In addition, please note the following cautionary statements in the Offering Circular:

•	Page 1: “There is no guaranty that we will earn enough profit to distribute a 12% return to Investors, or even to return their capital.”

•
Page 2:  “The Company will try to return to Investors all of their capital no later than the fifth anniversary of the purchase date, assuming there is sufficient cash flow. However, they might receive their capital sooner, later, or not at all.”

•
Page 7:  “The section captioned “Prior Performance:  Our Track Record So Far,” starting on page 19, illustrates that affiliates of the Company, engaged in the same business in which the Company plans to engage, have done very well during the short period of their existence. However, there is no guaranty that the Company will do well as its affiliates have done.”

•	Page 21: “IMPORTANT NOTE: There is no guaranty that we will have enough money to pay Investors a 12% return, or even to return their capital.”

•	Page 21: “If the Company doesn’t have enough money, Class A Members might receive a return of their investment later than five years, or not at all.”

•
Page 22:  “We can only distribute as much money as we have. There is no guaranty that we will have enough money, after paying expenses, to distribute enough to pay a 12% annual return to Investors or even to return all of the invested capital.”

•	Page 36: “IMPORTANT NOTE: There is no guaranty that the Company will have enough money to pay Investors a 12% annual return, or even to return their capital.”

Your Question #2

Our Company and Business

Overview, page 9

Please clarify in this section that you have not commenced operations and have not yet identified any loans to purchase.

Our Response We have added a statement to that effect.

Erin E. Martin
Securities and Exchange Commission
April 25, 2016

Your Question #3

Our Track Record So Far, page 19

We note that you include disclosure regarding the “Value of Assets Remaining” for each of the prior programs and that the footnote at the top of page 20 indicates that those figures are estimated by your Investment Manager. Please revise to explain in more detail how your Investment Manger calculates and estimates these figures.

Our Response We have added more detail to the explanation.

Your Question #4

Our Track Record So Far, page 19

We note your response to comment 7. Please revise your disclosure to include the narrative summary specified in Item 8.A of Securities Act Industry Guide 5. For example only, it is unclear whether there were any major adverse business developments or conditions experienced by any prior program, either public or nonpublic, that would be material to investors in the present offering. Please also revise the table on page 19 to include for each program the dollar amount offered, the length of the offering, the number of months it took for the program to invest 90% of the amount available for investment and the date of the offering’s closing, as applicable. Finally, revise your disclosure to include the Operating Results of Prior Programs table specified in Appendix II to Industry Guide 5.

Our Response

We have added the information called for by Item 8.A of Industry Guide 5.

We have added the requested information to the table.

We have added Operating Results for the prior programs for 2014 and 2015 (operating results for 2013 were de minimis) as a new Exhibit. In this regard, we note that all of Industry Guide 5, including the pro forma table in Appendix II for Operating Results, assumes a traditional real estate limited partnership owning fee simple interests in parcels of real estate, such as an office building or apartment complex. Although we understand that you are applying Industry Guide 5 to this offering, there are very few similarities between the business conducted by AHP and a traditional real estate limited partnership. Hence, many of the individual line items in the Operating Results table are inapplicable to AHP. To make the information as useful as possible for investors, we have reported Operating Results using the format that AHP customarily uses to report to investors and for its own internal purposes.

Erin E. Martin
Securities and Exchange Commission
April 25, 2016

Your Question #5

Asset-Backed Securities

Definition of “Asset-Backed Security” in Regulation A, page 31

We note your analysis with respect to the definition of “asset-backed security.” Please clarify that the statement “The Class A Interests do not satisfy the definition of ‘asset-backed security’ set forth in Item 1101(c) of SEC Regulation AB,” represents the Company’s belief.

Our Response We have added the qualification you requested.

Your Question #6

Definition of “Asset-Backed Security” in Exchange Act, page 31

We note your disclosure that the SEC has provided a description of “asset-backed securities.” Please include a citation for the source of this disclosure.

Our Response We have included citations.

Your Question #7

Financial Statements and Independent Auditor’s Report

Statement of Changes in Members’ Equity, page F-5

Please revise your filing to present the net loss allocated to each ownership class (i.e., Class A Interests and Class M Interests). Also, revise your filing on page F-10 (Note 3 – Members’ Equity) to disclose your methodology for allocating profits and losses to each of your ownership classes. Refer to ASC 505-10-S99-5.

Our Response

The financial statements have been revised to present the share classes separately for the net loss allocations, where 100% of the activity was allocated to the Class M units as no Class A units are outstanding.

Erin E. Martin
Securities and Exchange Commission
April 25, 2016

The filing has been amended to include the following statement:  “Likewise, the Company’s profits and losses are allocated 100% to Class A Interests outstanding on a pro rata basis until a 12% compounded return on all Class A Interests’ Unreturned Investments is achieved.  All profits and losses thereafter are allocated to Class M Interests outstanding on a pro rata basis. As of January 22, 2016, the Company’s net loss was allocated 100% to the Class M Interests, as no Class A Interests are currently outstanding.” A new section 7.2(a) has been added to the Operating Agreement clarifying this intention.

Your Question #8

Notes to the Financial Statements

Note 3 – Members’ Equity, page F-10

We note that no member of the Company, including the Managing Member, is personally obligated to fund the debts and liabilities of the Company and that the Investment Adviser will pay all expenses incurred until sufficient capital is raised (as discussed page F-11). We also note from your disclosure on page 46 (Ownership of Related Entities) that Neighborhoods United owns 100 percent of both the Managing Member and the Investment Adviser. Please respond to the following:

•
Tell us and revise your filing to disclose whether or not it is reasonably possible that the Managing Member will be required to fund cash flow deficits or provide other financial assistance (direct or indirect) to the Company.

•
Tell us and revise your filing to disclose: (i) whether or not the Managing Member intends on providing financial support to the Company; and (ii) whether or not the Managing Member has made a commitment to provide financial support to the Company.

•
Tell us if the Managing Member will waive management fees incurred by the Company, and if so, explain to us whether or not you consider this fee waiver to be a source of indirect financial support to the Company.

•
Tell us if you consider Neighborhood United’s ability to transfer assets from the Managing Member to the Investment Adviser to be an indirect source of financial support to the Company from the Managing Member.

•
Tell us if your previous “programs,” as disclosed on page 19, incurred cash flow deficits that were funded by related parties or obtained direct or indirect financial support from related parties. If so, tell us which entity provided the funds/support (i.e., Managing Member, Investment Adviser, etc.). If funds/support were provided by the Investment Adviser, tell us whether or not Neighborhoods United transferred funds from the Managing Member to the Investment Adviser to provide this support.

Erin E. Martin
Securities and Exchange Commission
April 25, 2016

Our Responses

Please note that while the Investment Manager has advanced funds in its discretion, it is not obligated to pay all expenses incurred until sufficient capital is raised. With respect to your specific points:

•
Footnote 3 to the financial statements has been revised to state “The Managing Member is under no obligation to fund cash flow deficits, incur the obligations, debts, or liabilities of the Company, or otherwise provide direct or indirect financial assistance to the Company.” Footnote 5 to the financial statements has been revised to state “As of January 22, 2016, the Investment Adviser has advanced $33,384 to the Company related to expenses paid on the Company’s behalf.  The Investment Advisor is under no obligation to continue to fund the Company’s expenses.” We also removed the statement regarding the Investment Advisor paying expenses until sufficient capital is raised.

•
We do not believe it is reasonably possible that the Managing Member will be required to fund cash flow deficits or provide other financial assistance (direct or indirect) to the Company. In all prior programs, the Managing Member has not been required to make any capital contribution following the date the first investor made an investment.

•
The Managing Member does not intend to provide financial support to the Company and has not made a commitment to provide financial support to the Company. Please note that we have added a risk factor to this effect.

•
The Managing Member has not made a commitment to waive management fees incurred by the Company. However, it is possible that the Managing Member could decide to waive management fees in a given instance in the future. A waiver of management fees could be construed as a form of indirectly financial assistance at that time.

•
We do not consider the legal right of Neighborhood United to transfer assets from the Managing Member to the Investment Adviser to be an indirect source of financial support to the Company from the Managing Member. Should Neighborhood exercise its right, it could be an indirect source of financial support.

•
None of the previous programs has incurred cash flow deficits that were funded by related parties (or at all). All management fees payable by all of the previous programs have been paid within 90 days. Sometimes, at its discretion, the Managing Member and/or the Investment Adviser have advanced funds to a program to purchase more loan assets. In these situations the Managing Member and/or the Investment Adviser has either remained invested pari passu with other investors, or the advance has been returned. These have been discretionary investments, not a function of cash flow or other deficits.

Erin E. Martin
Securities and Exchange Commission
April 25, 2016

Your Question #9

Note 5 – Related Parties, page F-11

Please tell us whether or not a related party is obligated to pay the Company’s accounts payable of $44,874, and if so, revise your filing to disclose this obligation.

Our Response

American Homeowner Preservation, LLC is obligated to pay the $44,874 listed as an account payable of the Company. Footnote 5 to the financial statements has been revised to state “American Homeowner Preservation, LLC, a company affiliated with management, is a co-obligor on the Company’s accounts payable of $44,874 as of January 22, 2016.  It is under no obligation to continue to fund the Company’s expenses or become liable to any future expenses incurred by the Company.”

*      *      *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures
cc:  Jorge Newberry, CEO (sent via email with enclosures)